SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                         For the month of March 2006

                               THE RANK GROUP PLC
                (Translation of registrant's name into English)

                   6 Connaught Place, London, W2 2EZ, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange
Act of 1934.

                               Yes ..... No ..X..


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________


Exhibit     Description
No.1        Director Declaration released on 28 February 2006
No.2        Final Results released on 02 March 2006
No.3        Directorate Change released on 03 March 2006
No.4        Transaction in Own Shares released on 03 March 2006
No.5        Director/PDMR Shareholding released on 06 March 2006
No.6        Transaction in Own Shares released on 06 March 2006
No.7        Director Declaration released on 07 March 2006
No.8        Transaction in Own Shares released on 07 March 2006
No.9        Transaction in Own Shares released on 09 March 2006
No.10       Director/PDMR Shareholding released on 10 March 2006
No.11       Transaction in Own Shares released on 10 March 2006





Exhibit No.1

                              The Rank Group Plc

                             Director Declaration


The following information is given, subsequent to John Warren's appointment as a non-executive director of The Rank Group Plc on 1 January 2006.

In accordance with paragraph 9.6.13(1) of the Listing Rules, John Warren has advised that with effect from 1 March 2006 he will be appointed to the board of Bovis Homes Group Plc as a non-executive Director. Mr Warren is also a non-executive director of Aria Foods UK Plc.

There is no further information which would require disclosure under paragraph
9.6.13 (2-6) of the Listing Rules.

                                   - Ends -

Enquiries:

The Rank Group Plc                                    020 7706 1111
Pamela Coles, Company Secretary







Exhibit No.2
                                                                  3 March 2006

                               The Rank Group Plc

            Preliminary results for the year ended 31 December 2005

Operating and financial headlines

   - Revenue up 2.9% to GBP810.3m (2004: GBP787.6m), after restatement for Blue Square
   - Group operating profit* of GBP127.5m (2004: GBP136.1m); GBP115.4m (2004:
     GBP94.6m) after exceptional items
   - Adjusted** profit before tax of GBP85.4m (2004: GBP98.8m); profit before tax GBP50.7m (2004: GBP63.2m)
   - Adjusted** earnings per share of 10.1p (2004: 12.7p), basic loss per share of 33.6p (2004: 2.5p)
   - Gaming operating profit* down 9.6% to GBP105.8m
   - Hard Rock operating profit* up 24.7% to GBP34.8m
   - Adjusted** profit after tax from continuing operations of GBP64.1m (2004:
     GBP76.5m)
   - Net debt increased to GBP739.4m (2004: GBP641.8m)
   - Final dividend increased by 5.1% to 10.3p (2004: 9.8p); Full-year dividend up 4.8% to 15.3p (2004: 14.6p)
   - Deluxe Film and Deluxe Media Services treated as discontinued operations Operating profit* of GBP49.3m (2004: GBP69.4m); GBP237.6m loss after exceptional items (2004: GBP57.6m)
   - Net loss for the year GBP208.5m (2004: GBP14.3m)

* before exceptional items
** adjusted profits and earnings per share - Profits and earnings before discontinued operations, exceptional items, foreign exchange on inter-company balances and amortisation of equity component of convertible bond.

Capital structure review and capital return

   - GBP420m sale of Deluxe Film which completed on 27th January 2006
   - GBP200m share buy-back announced
   - GBP50m additional payment to be injected into Group pension plan in 2006; a further GBP50m of additional payments to be injected over the next four years
   - New banking facilities agreed
   - Dividend cover to be re-based to 2.0x
   - Net debt to EBITDA operating range of 3.5x to 4.0x

Commenting on the results, Mike Smith, chief executive of The Rank Group Plc said:

"In 2005 we have sharpened the Group's focus through the sale of Deluxe Film and continued to lay the foundations for growth in Gaming and in Hard Rock.

"The operating performance of the Group has been mixed. Revenue growth in our Gaming division has not been sufficient to offset the combination of operating cost increases and Blue Square's lower win margins. However, Hard Rock grew revenues and profits as a result of increased contribution from its hotels and gaming interests and the continued improvement of company-owned cafes.

"The sale of Deluxe Film represents a watershed for Rank. As a consequence of the transaction we have reviewed our capital structure and our dividend policy and we have taken steps to further improve the funding of the Group pension plan. These actions have made possible a return of GBP200m to shareholders via a share buy-back.

"We have not yet been able to sell Deluxe Media but remain committed to this course of action. We are pursuing an exit and this may take the form of either a sale of the business in its entirety or, more probably, the separate disposals of individual businesses or assets.

"Our capital restructuring leaves capacity for the development of our Gaming businesses and of Hard Rock, where we have demonstrable opportunities for growth."

ends

Enquiries:
The Rank Group Plc                                 Tel: 020 7535 8031
Dan Waugh, Director of Investor Relations

Press Enquiries:
The Maitland Consultancy                           Tel: 020 7379 5151
Angus Maitland
Suzanne Bartch

Analyst meeting, webcast and conference call details:

Friday 3 March 2006
There will be an analyst meeting at Merrill Lynch Financial Centre, 2 King Edward Street, London, EC1A 1HQ, starting at 9.30am. There will be a simultaneous webcast and conference call of the meeting.

To register for the live webcast, please pre-register for access by visiting the Group website (www.rank.com). A copy of the webcast and slide presentation given at the meeting will be available on the Group's website later today. The webcast will be available for a period of six months.

Conference call details:
Friday 3 March 2006
9.20am Please call +44 (0)20 7138 0836
9.30am Meeting starts
A replay will be available on +44 (0)20 7806 1970 (passcode 3088244#)

Forward-looking statements. This announcement includes 'forward-looking statements'. These statements contain the words "anticipate", "believe", "intend", "estimate", "expect" and words of similar meaning. All statements other than statements of historical facts included in this announcement, including, without limitation, those regarding the Company's financial position, business strategy, plans and objectives of management for future operations (including development plans and objectives relating to the Company's products and services) are forward-looking statements that are based on current expectations. Such forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance, achievements or financial position of the Company to be materially different from future results, performance, achievements or financial position expressed or implied by such forward-looking statements. Such forward-looking statements are based on numerous assumptions regarding the Company's operating performance, present and future business strategies, and the environment in which the Company will operate in the future. These forward-looking statements speak only as at the date of this announcement. Subject to the Listing Rules of the UK Listing Authority, the Company expressly disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained herein to reflect any change in the Company's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based. Past performance cannot be relied upon as a guide to future performance.

CHIEF EXECUTIVE'S REVIEW

Introduction

The reporting of the Group's financial results for 2005 is affected by a number of changes to the Group's structure and by the introduction of International Financial Reporting Standards.

This is the first year that we have presented our accounts in accordance with International Financial Reporting Standards. As a consequence we have separated the performance of Deluxe Film and Deluxe Media Services (classified as "operations held for sale") within the income statement. This has reduced our adjusted pre-tax profits and earnings per share in 2005. The results for 2004 have been restated accordingly.

In addition we now report Blue Square's revenue as gross win where previously we had reported settled stakes. This has reduced Group revenues in 2004 and in 2005 but has no effect on reported profit.

Results - Continuing operations

The Group's 2005 adjusted operating profit was down 13.6% to GBP85.4m (2004:
GBP98.8m). Group operating profit before exceptional items was down 6.3% to GBP127.5m (2004: GBP136.1m).

Hard Rock generated the strongest performance with increased revenues and operating profit rising 24.7% to GBP34.8m (2004: GBP27.9m). This was driven by increased contributions from Hard Rock's hotel and gaming interests as well as the continued resurgence of our owned cafes.

Despite slightly higher revenue, operating profit within our Gaming division was 9.6% lower at GBP105.8m (2004: GBP117.0m). Revenue in Mecca Bingo was broadly flat, with higher spend per head but lower admissions. In Grosvenor Casinos we experienced healthy rises in admissions but handle per head fell. Both businesses experienced margin pressure as a result of increases in operating costs (notably in energy procurement and from the rise in the National Minimum
Wage).

Blue Square reported a small loss despite considerable gains in volume from on-line gaming, which for the first time exceeded sports betting in terms of total stakes.

Group structure and capital return

On 23 December 2005, we announced that we had reached agreement to sell Deluxe Film, our film processing and creative services business, to DX Holdings III Corporation, a subsidiary of MacAndrews & Forbes Holdings Inc. The transaction completed on 27th January 2006 for consideration of $750m (GBP420m).

The Board has confirmed that GBP200m of the proceeds will be returned to shareholders via a share buy-back. The decision to return capital to shareholders was undertaken as part of a review of the Group's capital structure. This process is explained in greater detail below.

Discontinued operations

Deluxe Film generated operating profit before exceptional items of GBP65.7m (2004: GBP59.8m). The sale of Deluxe Film is an important stage in the evolution of the Rank Group as we focus our investment and our efforts into the development of our gaming businesses and Hard Rock.

Deluxe Media reported an operating loss before exceptional items of GBP16.4m (2004: GBP9.6m profit).

We have not yet been able to sell Deluxe Media but remain committed to this course of action. We are pursuing an exit and this may take the form of either a sale of the business in its entirety or, more probably, the separate disposals of individual businesses or assets. In the short-term we are taking appropriate action to mitigate the impact on the Group of continuing to operate Deluxe Media, which will be loss making in 2006.

Pension fund

Following our agreement to sell Deluxe Film we entered into discussions with our Group pension plan trustee in relation to the funding requirements of the Group's defined benefit plan (which has been closed to new entrants since 2000).

As a result of these talks we have committed to make an additional one-off payment to the plan of GBP50m (this figure includes a GBP24m payment that, under section 75 of the Pensions Act, was required following the sale of Deluxe Film). Also we have committed to a series of subsequent contributions totalling GBP50m which will be paid into the plan over the course of the next four years. These are in addition to the Company's normal annual contributions.

This agreement is subject to formal clearance from the Pensions Regulator, who has confirmed agreement in principle to this proposal.

We believe that by taking action to address our pension liability we are safeguarding the long-term interests of our pensioners, our employees and our shareholders. As of 31 December 2005 our pension fund deficit was calculated under IAS 19 as GBP38.2m.

Review of capital structure and financing arrangements

The sale of Deluxe Film and our intention to sell Deluxe Media resulted in a review of the Group's financing arrangements. As a consequence of this review we have set out a capital structure appropriate for the Group as it develops into a focussed gaming and leisure business.

We have agreed a new GBP650m unsecured banking facility, structured as a GBP400m five-year multi-currency revolving credit facility and a GBP250m three-year term loan. Also, we have repaid our $448m US private placement. Our GBP167.7m convertible bond (due 2009) and our $114.8m Yankee bonds (due 2008 and 2018) remain in issue.

Over the medium term the Group expects to operate in a range of 3.5 to 4.0 times net debt to EBITDA.

As part of the review, we have also considered our freehold and long leasehold properties. Currently we are evaluating a structured sale and leaseback transaction of a number of suitable properties.

Final dividend and review of dividend policy

We are pleased to announce a 5.1% increase in the final dividend to 10.3p per share, making a total dividend for the year of 15.3p per share. The dividend will be paid on 11 May 2006 to shareholders on the register at 18 April 2006.

As part of our capital structure review, we have considered the appropriate level of dividend pay out for the ongoing Group. It is our intention to move to a dividend pay out ratio of 50% of profit after tax (2.0 times dividend cover), which is competitive for the leisure sector.

Gambling Act

In April 2005, the 2005 Gambling Act was enacted in Parliament. The first changes to gaming regulations allowed under the new Act took effect from October 2005.

The abolition of the 24-hour membership rule means that new members may enter and play in a casino or bingo club upon production of suitable identification, without the need to register 24- hours in advance. The maximum limit on the number of jackpot machines permitted in any casino has been raised from ten to 20 machines. In addition the maximum levels of jackpot machine stakes and prizes have been increased.

As anticipated, these early reforms have had little impact on our bingo operations but the initial signs in our UK casinos are positive. During the final quarter of 2005, Grosvenor Casinos experienced 13.2% growth in admissions and significant uplift in gaming machine revenues. With new members tending initially to stake lower amounts we saw also the expected decline in handle-per-head.

Under the 2005 Gambling Act, further reforms of UK gaming will take effect from 2007: in bingo, the regulations governing the use of roll-over prizes are to be altered; and in casinos advertising restrictions are to be eased.

Because the 2005 Act is not fully in force it has been possible to obtain additional casino licences under the 1968 Act. We now have seven additional licences (and three certificates of consent with licences pending) for casinos that will be opening from 2007. Under the 2005 Act, 17 new casino licences will be made available. These casinos will enjoy greater freedoms than those currently allowed by existing casinos. Based upon current information, it is our intention to apply for all 17 of the new generation of casino licences.

Smoking ban

In Scotland from 26th March 2006, a ban will be imposed on smoking in public places. At present we operate 14 Mecca Bingo clubs in Scotland out of a total estate of 118 UK clubs (although the contribution to Mecca profits from these clubs is disproportionately greater). We have no casinos in Scotland, although we have been granted licences for new casinos in Aberdeen and in Dundee.

We are taking measures to manage the introduction of the smoking ban in our Scottish bingo clubs and will monitor their effectiveness as we prepare for a UK-wide smoking ban from the summer of 2007.

Due to the comprehensive nature of the legislation in Scotland we believe that our bingo clubs are not competitively disadvantaged by the smoking ban. In the short term it is likely to impact trading as our members and our employees adapt to the changes.

Changes to VAT and Gaming Duty

In December 2005 the VAT-exempt status of Section 21 gaming machines was withdrawn. For reasons of timing this had a minimal impact on results in 2005 but we believe that it could depress 2006 profits by as much as GBP5m.

The Government has stated that it will seek to align the level of Amusement Machine Licence Duty across all categories of gaming machine. We await news on how and when this will be implemented, but recognise that it could impact on the profitability of our gaming machines.

Current trading and outlook

Since the start of 2006, revenue in Mecca is up slightly, with higher spend per head compensating for a 2% drop in admissions. Casino admissions are up 16% year-on-year but spend per head is lower. In Blue Square, total stakes continue to grow and win margins are stronger than over the same period in 2005. In Hard Rock, like-for-like sales in company-owned cafes are up by more than 10% over the same period last year, although this is due in part to the performance of our relocated cafe in New York City, which was opened in the summer of 2005.

Looking ahead, we are encouraged by the trend towards higher admissions in our casinos and the opportunity to grow handle-per-head from new members. And in both Mecca Bingo and in Grosvenor Casinos revenue from gaming machines will continue to be a key driver of growth. The advent of a smoking ban in Scotland, prospective changes to duty rates and increasing cost pressures pose challenges in both of these businesses.

We expect Blue Square's sports betting and on-line gaming to benefit from a busy sporting calendar, which includes the 2006 FIFA World Cup in Germany.

In Hard Rock we expect to achieve improved results across all of our activities, but with no significant uplift from new hotels and casinos, growth is likely to be slower than in 2005.

SUMMARY OF RESULTS (from continuing operations)


                                    Revenue               Operating Profit
                                                    Before               After
                                                  exceptionals      exceptionals
                                2005    2004    2005       2004    2005    2004
                                GBPm    GBPm    GBPm       GBPm    GBPm    GBPm
Gaming                         529.8   523.4   105.8      117.0   105.8   110.6

Hard Rock                      250.1   232.0    34.8       27.9    34.8    (3.1)

US Holidays                     30.4    32.2     2.2        4.1     2.2     4.1

Central costs and                  -       -   (15.3)     (12.9)  (27.4)  (17.0)
other
                            ------- -------  ------    -------- ------- -------
Continuing operations          810.3   787.6   127.5      136.1   115.4    94.6
                            ======= =======  ======    ======== ======= =======

Net loss from associates                       (1.4)      (0.5)   (1.4)   (0.5)
and joint venture

Managed businesses' interest (net)            (40.7)     (36.8)  (44.3)  (36.8)
                                             ------    -------- ------- -------
Adjusted profit before tax                      85.4       98.8    69.7    57.3

Foreign exchange on                            (16.0)       5.9   (16.0)    5.9
inter-company balances

Amortisation of equity component                (3.0)         -    (3.0)      -
of convertible bond
                                             ------    -------- ------- -------
Profit before tax and                          66.4       104.7    50.7    63.2
exceptional items

Exceptional items                             (15.7)      (41.5)      -       -
                                             ------    -------- ------- -------
Profit before tax                              50.7        63.2    50.7    63.2
on continuing operations
                                             ======    ======== ======= =======
Adjusted earnings per share                   10.1p       12.7p

Basic earnings per share-                      5.7p       15.1p    7.1p    9.9p
continuing operations

Following clarification of IAS 39, betting and internet gaming transactions are now shown net within the revenue line of the income statement i.e. stakes less payouts, known as gross win. There is no impact on reported profit. For the purposes of meaningful comparison, 2004 comparatives have been restated. The effect is to decrease 2004 revenue and cost of sales by GBP414m. Details of stakes placed are provided in the Gaming operating review.

Group revenue from continuing operations was up 2.9% mainly due to an increase in owned cafe revenue at Hard Rock.

Group operating profit before exceptional items was down 6.3% to GBP127.5m. Operating profit fell in Mecca Bingo, Grosvenor Casinos and Blue Square. Hard Rock generated significantly higher profits from its hotels and casinos and its owned cafes but this was not sufficient to offset the decline in the Gaming division. Central costs increased to GBP15.3m (2004: GBP12.9m) due largely to increased compliance costs and share based payment charges.

Adjusted Group profit before tax was down 13.6% at GBP85.4m, with the managed business interest charge GBP3.9m higher than in 2004 due to increased average levels of debt and higher US dollar interest rates.

The effective tax rate on adjusted profit is 24.9% (2004: 22.7%). The tax rate is lower than the Group's expected structural rate of above 30% as a consequence of certain prior year credits partially offset by a write off of the deferred tax asset following a review of the deferred tax position in light of the disposal of the Deluxe Film business.

Adjusted earnings per share before exceptional items was 10.1p (2004: 12.7p), reflecting the lower level of Group operating profit.

As required by IFRS, foreign exchange movements on certain inter-company loans are recognised in the income statement as financial gains or losses. This has resulted in a GBP16.0m charge (2004: GBP5.9m gain), net of hedging gains, being recognised against the results of the continuing Group. In addition, the amortisation of the Group's GBP167.7m convertible bond's equity component has resulted in a GBP3.0m (2004 - GBPnil) charge being recognised in this income statement.

In light of the reduced opportunities presented by the 2005 Gambling Act, we have reviewed the Group's onerous lease provisions against vacant properties. As a result, the Group recognised an onerous lease charge of GBP12.1m within continuing operations. These costs have been shown as exceptional items.

The Group also incurred exceptional financing costs of GBP3.6m as a result of the closure of an outstanding issue with the tax authorities.

GAMING

                                   Revenue             Operating Profit (loss)*
                             2005          2004**        2005          2004**
                             GBPm          GBPm          GBPm          GBPm

Mecca Bingo                 295.6         292.6          80.2          81.0

Grosvenor Casinos           207.9         200.8          27.3          33.4

Blue Square                  26.3          25.6          (1.7)          2.7
                          ---------     ---------     ---------     ---------
                            529.8         519.0         105.8         117.1
                          =========     =========     =========     =========

* excluding exceptional items
** excludes 2004 RLMS (turnover GBP4.4m, operating loss GBP0.1m)

In 2005 our Gaming division generated 2.1% growth in revenue, but with rising operating costs this was not translated into higher profits. Operating profit fell by 9.6% to GBP105.8m.

Mecca Bingo

                                  Revenue               Operating Profit
                             2005         2004          2005        2004*
                             GBPm         GBPm          GBPm        GBPm
Mecca Bingo
UK                          264.0        265.3          70.2        73.3
Spain                        31.6         27.3          10.0         7.7
                          ---------    ---------     ---------   ---------
                            295.6        292.6          80.2        81.0
                          =========    =========     =========   =========

* excluding exceptional items

Total revenue of GBP295.6m in Mecca Bingo was slightly ahead of 2004 but operating profit edged down to GBP80.2m (2004: GBP81.0m). This performance includes a strong contribution from our business in Spain, Top Rank Espana, which grew operating profit by 29.9% to GBP10.0m, partly as a result of a first full year of trading from our club in Sabadell, Catalonia, which was acquired in December 2004.

In the UK, revenue generation from a slightly smaller estate (three clubs were closed with no new openings) was broadly flat with spend per head up 5.6% and admissions declining by 5.8%. Cost pressures from higher energy prices and the increase in the National Minimum Wage contributed to a 4.2% decline in operating profit to GBP70.2m.

UK Bingo statistics                      2005             2004           Change
                                         GBPm             GBPm              %

Admissions (000s)                      19,728           20,933            -5.8
Spend per head (GBP)                    13.38            12.67             5.6

Analysis of UK bingo revenue

                                         2005             2004          Change
                                         GBPm             GBPm               %

Interval games                          123.4            126.3           (2.3)
Main stage bingo                         51.6             53.6           (3.7)
Gaming machines                          64.5             60.2            7.1
Food & beverage and other                24.5             25.2           (2.8)
                                   -----------      -----------    -----------
                                        264.0            265.3           (0.5)
                                   ===========      ===========    ===========

Revenues from interval games, main stage bingo and food & beverage all declined in 2005 as a result of lower admissions.

Our focus on expanding and upgrading our gaming machine areas generated growth of 7.1% from gaming machines despite the fall in admissions. During the course of the year, we installed 719 new gaming machines, including 488 Section 21 machines, 205 new AWPs and 26 jackpot machines. Also, we increased electronic bingo from 60 positions to 140.

Our strategy is to drive spend per head and generate club loyalty by consistently providing high prize, high excitement bingo and more ways for our members to game. From March 2006 we are introducing a new linked game into each of our clubs with a minimum prize of GBP20,000 on every night of the week. In addition we can now operate 'Cashlink' (linked mechanised bingo games) across our entire UK estate. And we aim to maintain the momentum we have established in machine revenues by installing in our clubs an additional 200 gaming machines over the course of the year.

We are opening two new Mecca clubs in 2006, at Crewe (opened in January) and at Paisley.

When it opens in March, the Mecca Fountain Park in Edinburgh (a licence relocated from the nearby Mecca Palais) will be the UK's first fully electronic bingo club. We believe that through innovative use of technology we have the potential to stimulate growth in both admissions and in spend per head. We will monitor closely the performance of the Fountain Park club as well as the trials of hand-held electronic bingo that we are undertaking in a number of traditional clubs.

In our Scottish clubs we will be adopting a number of measures to help manage the impact of the smoking ban. These include the expansion of bingo sessions to allow us to create scheduled breaks without reducing the number of games we are able to offer, and the use of 'Cashlink' games across all of our clubs in Scotland.


Grosvenor Casinos

                                               Revenue          Operating Profit
                                           2005       2004       2005      2004
                                           GBPm       GBPm       GBPm      GBPm
  UK
  London - upper                           24.9       23.4        4.8       3.8
  London - other                           56.0       56.7        9.6      11.3
  Provincial                              101.1       97.3       22.4      24.7
  Hard Rock                                13.0       11.0        0.3      (0.5)
  Overheads                                   -          -      (11.2)     (7.6)
                                        --------   --------   --------  --------
                                          195.0      188.4       25.9      31.7
                                        --------   --------   --------  --------

  Belgium                                  12.9       12.4        1.4       1.7
                                        --------   --------   --------  --------
  Total                                   207.9      200.8       27.3      33.4
                                        ========   ========   ========  ========

Strong growth in admissions in Grosvenor's provincial casinos contributed to a 3.5% rise in revenue for the year, but operating cost increases and a GBP3.2m impairment charge caused operating profit to decline to GBP27.3m.

As a result of increased promotional activity and the benefits of deregulation, active membership of our UK casinos finished the year up 46% at more than 455,000. For the first time, annual admissions to our UK casinos exceeded 4 million (admissions totalled 4.4 million - an increase of 9.8% on the previous year), but handle per head declined by 7.7%. Despite regional fluctuations, gross win margin in Grosvenor of 17.2% was broadly in line with 2004.

                             Admissions      Handle per head          Win %
                            (000s)              (GBP)
                            2005     2004     2005     2004      2005      2004
UK
London - upper                59       58    2,166    2,152      19.4%     18.6%
London - other               626      630      479      475      17.3%     17.6%
Provincial                 3,287    2,910      150      169      16.5%     16.8%
Hard Rock                    395      377      155      142      17.7%     17.2%


London upper - our London upper casinos have performed well. Gains in admissions, handle-per-head and an improvement in win margin pushed revenues up by 6.4%. Operating profit increased by 26.3%.

London other - revenue from our mainstream London casinos, the Victoria, the Gloucester and the Connoisseur, was broadly flat for the year with admissions down 0.6% and handle per head up 0.8%. Operating profit was down 15.0%, due in part to lower second half win margin.

Provincial - We generated 13.0% growth in admissions across our estate of 29 provincial casinos, driven in part by the performances of the two casinos that we opened in 2004, at Stoke and at Bolton. An increase in lower-staking members caused handle per head to be diluted by 11.2%, while win margin of 16.5% was lower than in the previous year. Revenues grew by 3.9% but with higher costs and an increasingly competitive trading environment, operating profit dropped 9.3% to GBP22.4m.

Hard Rock - Our Hard Rock casinos grew admissions and handle-per-head for the third year in succession. Our Hard Rock Casino in Leicester Square had a particularly strong year.

Belgium - Our two casinos in Belgium, at Middlekerke and Blankenberge, improved markedly after a slow start to 2005, with strong year-on-year growth in second-half revenue and operating profit. For the year as a whole, revenue was up 4.0% to GBP12.9m, but operating profit fell GBP0.3m to GBP1.4m.

During the final quarter of 2005 we grew overall UK admissions by 13.2%, membership rose by 23% and gaming machine revenues increased significantly. As anticipated, handle-per-head (which does not include machines revenue) declined in this period with new members tending to stake lower amounts on table gaming.

We increased the number of electronic gaming machines across the estate from 913 to 1,319. This total comprises 524 jackpot machines and 710 electronic roulette terminals. In the majority of our clubs, we have achieved (or are close to achieving) the maximum permissible number of jackpot machines, although we have identified the opportunity to add to the 85 Section 21 machines that we had installed by year-end.

In 2006 we plan to relocate two existing casinos, in Manchester and Luton, as well as completing the extension of our existing casino in Reading. These projects will increase the total gaming area of our casino estate by 3.5% to approximately 565,000 square feet.

In addition to our existing estate of 36 casinos we have been granted seven new casino licences under the 1968 Gambling Act and have certificates of consent for a further three. We expect the first of these new casinos to open during 2007.

Blue Square

                                              Stakes placed*         Gross Win
                                                                     Revenues

                                            2005       2004      2005       2004
                                            GBPm       GBPm      GBPm       GBPm

Internet                                   488.6      375.9      22.5       20.8
Telebet                                     59.2       63.7       3.8        4.8
                                        --------   --------  --------   --------
Total                                      547.8      439.6      26.3       25.6
                                        ========   ========  ========   ========
                                                             --------   --------
Operating (loss) profit                                          (1.7)       2.7
                                                             ========   ========

* - excludes betting shop and rails
business

After a difficult first half, Blue Square's performance improved in the second half. For the year as a whole, the business recorded revenue growth of 2.7% and an operating loss of GBP1.7m (2004: operating profit of GBP2.7m). This resulted from weaker sportsbook margins, initial losses from the Blue Square betting shop and increased investment in marketing and product development.

We are encouraged by Blue Square's continued development in on-line gaming, and in particular our poker and casino products. We have grown active membership by 18.9% (finishing the year with more than 232,000 members) and our strategy of migrating customers from on-line sports betting to on-line gaming is proving successful.

In 2006 we will seek to accelerate the momentum we have created in on-line gaming with the launch of a range of new products. A busy sporting calendar, which includes the 2006 FIFA World Cup in Germany, is expected to provide a boost to sports betting and creates an opportunity to drive membership growth in on-line gaming.


HARD ROCK

                                              Revenue       Operating Profit
                                          2005      2004     2005      2004*
                                          GBPm      GBPm     GBPm      GBPm

Company Operated
Cafes                                    228.2     216.4     29.2      25.4

Third Party Operated
Cafes                                      6.3       5.2      5.0       5.3
Hotels/casinos                            15.6      10.4     12.5       7.4

Equity distributions                                          4.5       2.2

Overheads                                                   (16.4)    (12.4)
                                        --------  -------- --------  --------
                                         250.1     232.0     34.8      27.9
                                        ========  ======== ========  ========

Lifestar Joint Venture - share of post tax results           (1.4)     (0.5)
                                                           ========  ========

* excluding exceptional items

Hard Rock has enjoyed another good year with operating profit up by 24.7% on revenue growth of 7.8%. A substantial increase in profits from our hotel and gaming interests and the continued improvement of our company-owned cafes were the key drivers behind this performance. Divisional overheads increased as a result of continued investment in the Hard Rock brand, both in terms of marketing expenditure and development resources for hotels and casinos.

Hard Rock Cafes

Our strategy for owned cafes is to generate sustainable growth by enhancing the product offering in dining and merchandise; strengthening our brand marketing; and improving the quality of our portfolio. In 2005 this approach yielded a 15.0% rise in operating profit on revenue growth of 5.5%.

Hard Rock like-for-like cafe sales %

                                          Food &       Merchandise       Total
                                          Beverage
                                             %               %             %
To 31 December 2005
North America                               5.8            -1.7           3.3
Europe                                      4.6            10.9           6.5
Total                                       5.5             1.3           4.1

Company-owned like-for-like sales grew 4.1%, with improved performances in both food and beverage and in merchandise.

In the summer of 2005 we re-launched the Hard Rock Cafe menu across all of our owned cafes. This allowed us in the second half of the year to realise a pricing opportunity in many of our cafes in North America. These actions contributed to like-for-like food and beverage sales increases of 5.8% in North America and 5.5% across our owned estate.

In merchandise we have developed a more diverse range of Hard Rock apparel and branded goods, with an increased emphasis on fashion and clothing inspired by recording artists. At the same time we have sharpened our retail focus through more efficient stock churn and a redesign of our 'Rock Shops'. These actions have helped to generate like-for-like sales growth in merchandise for the first time in ten years.

Royalties and fees from our franchise cafes increased by 21.2% to GBP6.3m. Investment in organisational support, marketing and brand standards compliance caused operating profit for the year to dip to GBP5.0m.

We continue to upgrade the quality of our cafe portfolio through selective new openings, relocations and the closure of under-performing sites. In August we relocated our cafe in New York City. After 22 years on West 57th Street, the Hard Rock Cafe moved to a new flagship location in the legendary Paramount Theater on Times Square, with room for 708 diners, an 1,800 square foot Rock Shop and a Hard Rock Live! concert venue.

We ended 2005 with 123 Hard Rock cafes, including 67 company-owned and 56 under franchise. These figures include two franchise cafes in Mexico that have been closed temporarily due to damage inflicted by Hurricane Wilma. In 2006 we expect to add between 5 and 7 new cafes to the Hard Rock portfolio with the majority added in international markets by our franchise partners.

Hard Rock Hotels and Casinos

A full year contribution from the two Hard Rock Hotels and Casinos operated by the Seminole Indian Nation in Florida has helped drive an improvement in operating profit from our hotels and casinos. Equity distributions from our 25% share in Universal Rank Hotels (comprising three hotels in Orlando, Florida) increased by GBP2.3m, reflecting continued strong performance.

In 2006, we will open the 192-bedroom Hard Rock Hotel Madrid, through our Lifestar joint venture with Sol Melia. Plans to open additional hotels include the Paramount Hotel in New York and the first Hard Rock condo-hotel in San Diego, California. We expect these hotels to open under the Hard Rock brand during 2007 and 2008.

In addition we plan to open a 318-bedroom Hard Rock Hotel & Casino in Biloxi, Mississippi. This development was in the middle of its opening programme in September 2005 when it sustained major damage as a result of Hurricane Katrina.

US Holidays

                                          Revenue            Operating Profit
                                        2005       2004       2005          2004
                                        GBPm       GBPm       GBPm          GBPm
                                    --------   --------   --------      --------
US Holidays                             30.4       32.2        2.2           4.1
                                    ========   ========   ========      ========

Revenue declined by 5.6% in US Holidays, our time-share accommodation, camping and hotels business in the Pocono Mountains, Pennsylvania. Operating profit fell to GBP2.2m (2004 - GBP4.1m), in part due to costs relating to an aborted gaming licence application.

DISCONTINUED OPERATIONS

Deluxe Film and Deluxe Media Services are classified as businesses held for sale. As a consequence, both businesses are reported as discontinued operations. The disposal of Deluxe Film was finalised on 27 January 2006.

Deluxe Film

Deluxe Film, the film services business, delivered 13.4% growth in revenue to GBP415.7m (2004: GBP366.6m) and operating profit before exceptional items of GBP65.7m (2004: GBP59.8m), an uplift of 9.9% driven by a 51.3% increase in revenue and a 77.6% increase in operating profit in Creative Services.

The Group has reported a pre-tax provision for loss on disposal of Deluxe Film of GBP150.4m.

Deluxe Media Services

Deluxe Media Services, our DVD and CD manufacturing and distribution business, made an operating loss before exceptional items of GBP16.4m (2004: GBP9.6m profit).

The Group reported a pre-tax GBP136.5m exceptional charge which included the revision to the expected net realisable value of the business (GBP80.2m), European restructuring (GBP27.5m) and US bad debt and restructuring costs (GBP28.8m).

CASHFLOW AND NET DEBT

                                                   2005                    2004
                                                   GBPm                    GBPm
Cash inflow from operating activities
Before Deluxe contract advances                   202.5                   245.5
Deluxe contract advances, net of                  (27.2)                   17.8
repayments
                                            ------------         ---------------
                                                  175.3                   263.3

Capital expenditure                               (88.0)                 (115.6)
Fixed asset disposals                               1.6                     7.4
                                            ------------         ---------------
Operating cash flow                                88.9                   155.1
Acquisitions and investments                      (32.6)                  (74.8)
Disposals and refinancing proceeds                 18.5                    29.9
                                            ------------         ---------------
                                                   74.8                   110.2
Interest, tax and dividend payments              (139.9)                 (118.7)
                                            ------------         ---------------
Cash outflow                                      (65.1)                   (8.5)
                                            ============         ===============


Operating cash flow was GBP66.2m lower than 2004. This is largely due to a net outflow in respect of contract advances in Deluxe and costs relating to the disposal of the discontinued businesses.

Capital expenditure

                                                  2005                     2004
                                                  GBPm                     GBPm
Continuing Operations
Gaming (excluding RLMS)                           28.2                     58.9
Hard Rock                                         16.8                     13.3
US Holidays                                        1.1                      2.8
                                          -------------          ---------------
                                                  46.1                     75.0

Discontinued Operations                           41.9                     40.6
                                          -------------          ---------------
Total                                             88.0                    115.6
                                          =============          ===============

Net debt

Net debt at 31 December 2005 was GBP739.4m compared with GBP641.8m at 31 December 2004. The increase is principally due to contract advance payments, costs associated with the discontinued businesses and foreign exchange translation of US debt as a consequence of a stronger US dollar.

SHAREHOLDER INFORMATION

SEC De-registration

At an extraordinary general meeting held on 4 August 2005, a resolution was passed approving amendments to the Company's Articles of Association to facilitate termination of its registration with the US Securities Exchange Commission (the "SEC"). The amendment to the Articles of Association included a provision conferring upon Rank's Board the power to require ordinary shares which are held directly or indirectly by US residents ("US Holders") to be sold to reduce the number of such shareholders to below 300, as presently required by the SEC for termination of registration.

In order to avoid the costs of complying with SEC registration requirements for the financial year ended 31 December 2005 and to suspend its SEC reporting and other applicable US obligations, the Company intends to commence exercising the compulsory transfer provisions.

The Board has identified the US Holders who will be required to dispose of their ordinary shares (selected on the basis of relative size of holding and taking smallest holdings first) in the current exercise of the compulsory transfer provisions and notices will be despatched to affected shareholders imminently. Affected US Holders who do not dispose of their shares within 21 days in accordance with the notice may have their shares compulsorily transferred by the Company. Subject to the price at which such shares are purchased being no worse than the price reasonably obtainable in the market, the Company may itself purchase ordinary shares from US Holders whose shares are being compulsorily transferred.

Dividends

The proposed final dividend of 10.3p per Ordinary share, together with the interim dividend of 5.0p per Ordinary share, makes a total for the year of 15.3p (2004 - 14.6p). The record date for the final dividend is 18 April 2006 and the payment date is 11 May 2006.

Board Changes

As has been previously announced Ian Burke will succeed Mike Smith as Chief Executive of Rank with effect from 6 March 2006 and Mike Smith will retire from the Company at the end of March 2006.

We are today announcing the appointment of Bill Shannon to the Board as a non-executive director with effect from 3 April 2006. He will join the Remuneration, Audit and Nominations Committees.

The Annual General Meeting of the Company will be held on Wednesday, 26 April 2006, at the conclusion of which two non-executive directors, John Sunderland and Oliver Stocken, will retire from the Board, after eight and seven years respectively.

John Sunderland is currently the Senior Independent Director and chairman of the Board's Remuneration Committee; Richard Greenhalgh will be undertaking both of those roles with effect from 27 April 2006.

Oliver Stocken is chairman of the Board's Audit Committee; John Warren will undertake that role with effect from 27 April 2006.

Annual General Meeting

The Annual General Meeting will be held at 11.30am on 26th April 2006 at the Plaisterers Hall, 1 London Wall, London EC2Y 5JU.

GROUP INCOME STATEMENT

For the year ended 31 December 2005

                                                               2005                                 2004
                                                     Before                               Before
                                                Exceptional   Exceptional            Exceptional   Exceptional
                                                      Items         Items    Total         Items         Items    Total
                                                       GBPm          GBPm     GBPm          GBPm          GBPm     GBPm
                                                   --------      --------   ------      --------      --------   ------

Continuing operations
Revenue                                              810.3             -    810.3         787.6             -    787.6

Cost of sales                                       (494.0)            -   (494.0)       (469.4)        (31.0)  (500.4)

                                                   --------      --------   ------      --------      --------   ------
Gross profit (loss)                                  316.3             -    316.3         318.2         (31.0)   287.2

Other operating costs                               (188.8)        (12.1)  (200.9)       (182.1)        (10.5)  (192.6)

                                                   --------      --------   ------      --------      --------   ------
Group operating profit (loss)                        127.5         (12.1)   115.4         136.1         (41.5)    94.6

Financing:
- Interest payable                                   (47.9)         (3.6)   (51.5)        (49.6)            -    (49.6)
- Interest receivable                                  7.2             -      7.2          12.8             -     12.8
- Amortisation of equity component of                 (3.0)            -     (3.0)            -             -        -
convertible bond
- Foreign exchange (loss) gain on                    (16.0)            -    (16.0)          5.9             -      5.9
inter-company loans net of hedging                 --------      --------   ------      --------      --------   ------
Total financing charge                               (59.7)         (3.6)   (63.3)        (30.9)            -    (30.9)


Share of post tax loss                                (1.4)            -     (1.4)         (0.5)            -     (0.5)
of joint ventures
                                                   --------      --------   ------      --------      --------   ------
Profit (loss) before tax                              66.4         (15.7)    50.7         104.7         (41.5)    63.2

Taxation (note 3)                                    (29.4)         24.3     (5.1)        (13.5)         10.3     (3.2)

                                                   --------      --------   ------      --------      --------   ------
Profit (loss) for the year from                       37.0           8.6     45.6          91.2         (31.2)    60.0
continuing operations

Discontinued operations:
Operations held for sale (note 2)                     12.0        (266.1)  (254.1)         50.8        (125.1)   (74.3)

                                                   --------      --------   ------      --------      --------   ------
Profit (loss) for the year                            49.0        (257.5)  (208.5)        142.0        (156.3)   (14.3)
                                                   ========      ========   ======      ========      ========   ======

Profit (loss) attributable to                          1.2             -      1.2           1.4          (0.7)     0.7
minority interest

Profit (loss) attributable to                         47.8        (257.5)  (209.7)        140.6        (155.6)   (15.0)
equity shareholders

                                                  --------      --------   ------      --------      --------   ------
                                                      49.0        (257.5)  (208.5)        142.0        (156.3)   (14.3)
                                                   ========      ========   ======      ========      ========   ======

Basic loss per share                                                        (33.6)p                               (2.5)p


Diluted loss per share                                                      (33.5)p                               (1.7)p



Further earnings per share information is provided in Note 6.

                              GROUP BALANCE SHEET
                             As at 31 December 2005

                                                           2005           2004
                                                           GBPm             GBPm

Non-current assets
Intangible assets                                         178.2          252.3
Property, plant and equipment                             480.9          577.1
Investments                                                45.1           55.3
Other receivables                                          91.2          320.5
                                                      -----------    -----------
                                                          795.4        1,205.2
                                                      -----------    -----------

Current assets
Financial assets
- Derivative financial instruments                          5.2              -
- Cash and cash equivalents                               117.7           75.6
Inventories                                                33.0           51.7
Trade and other receivables                                44.7          204.9
Assets held for sale (note 2)                             512.1          174.0
                                                      -----------    -----------
                                                          712.7          506.2

Current liabilities
Financial liabilities
- Derivative financial instruments                         (6.1)             -
- Loan capital and borrowings                             (13.5)         (19.8)
Trade and other payables                                 (158.8)        (271.2)
Current tax liabilities                                    (2.8)          (9.5)
Liabilities held for sale (note 2)                       (209.1)        (142.8)
                                                      -----------    -----------
                                                         (390.3)        (443.3)

                                                      -----------    -----------
Net current assets                                        322.4           62.9
                                                      -----------    -----------

Non-current liabilities
Financial liabilities
- Derivative financial instruments                         (2.2)             -
- Loan capital and borrowings                            (836.2)        (692.1)
Other non-current liabilities                             (69.2)        (139.6)
Provisions for other liabilities and charges              (42.1)         (36.4)
                                                      -----------    -----------
                                                         (949.7)        (868.1)
                                                      -----------    -----------
                                                      -----------    -----------
Net assets                                                168.1          400.0
                                                      ===========    ===========
Shareholders' equity
Called up share capital                                    62.6           62.4
Share premium account                                      93.1           88.3
Other reserves                                              1.0          240.6
                                                      -----------    -----------
Shareholders' funds                                       156.7          391.3
Equity minority interests                                  11.4            8.7
                                                      -----------    -----------
                                                          168.1          400.0
                                                      ===========    ===========



                                GROUP CASH FLOW
                      For the year ended 31 December 2005
                                                              2005        2004
                                                              GBPm        GBPm
Cash flows from operating activities
Cash generated from operations (note 4)                      175.3       263.3
Interest paid                                                (45.1)      (53.2)
Interest received                                              5.5         9.0
Income tax (paid) received                                    (7.8)       11.9
                                                           ---------   ---------
Net cash from operating activities                           127.9       231.0
                                                           ---------   ---------
Cash flows from investing activities
Acquisition of subsidiaries (net of cash acquired)           (25.9)      (69.6)
Purchase of property, plant and equipment                    (88.0)     (115.6)
Proceeds from sale of property, plant and equipment            1.6         7.4
Investments in associates and joint ventures                  (6.7)       (5.1)
Sale of businesses (net of cash disposed)                        -        29.9
Purchase of investments                                          -        (0.1)
Capital distribution from trade asset investment              18.5           -
                                                           ---------   ---------
Net cash used in investing activities                       (100.5)     (153.1)
                                                           ---------   ---------
Cash flows from financing activities
Dividends paid to Company shareholders                       (92.5)      (84.5)
Dividends paid to minority interests                             -        (1.9)
Issue of share capital                                         5.0         2.8
Debt due within one year
- repayment of sterling borrowings                           (10.5)      (82.9)
- repayment of dollar borrowings                                 -      (104.2)
Debt due after more than one year
- repayment of dollar borrowings                             (51.9)          -
- drawdown on syndicated facilities                          328.9       153.8
- repayment of syndicated facilities                        (153.8)     (200.0)
- net movements on other long term facilities                    -         4.6
- new sterling convertible bond                                  -       164.6
- other                                                       (7.3)       (4.9)

Finance lease principal payments                              (3.0)       (5.1)
                                                           ---------   ---------
Net cash from (used) in financing activities                  14.9      (157.7)
                                                           ---------   ---------

Net increase (decrease) in cash and cash equivalents          42.3       (79.8)
Cash and cash equivalents at beginning of period              65.5       146.5
Exchange gains (losses) on cash                                1.6        (1.2)
                                                           ---------   ---------
Cash and cash equivalents at end of period                   109.4        65.5
                                                           =========   =========



                   STATEMENT OF RECOGNISED INCOME AND EXPENSE
                      For the year ended 31 December 2005

                                                               2005       2004
                                                               GBPm       GBPm

Loss for the year                                            (208.5)     (14.3)

Currency translation net of tax and hedging                    45.0      (21.2)

Actuarial (loss) gain on defined benefit pension scheme
net of tax                                                    (13.4)      21.0

Tax on non-qualifying leasehold property                        4.3          -

Revaluation of available for sale securities                    6.8          -
                                                           ---------- ----------
Total recognised loss for year                               (165.8)     (14.5)
                                                           ========== ==========

Gain attributable to minority interest total GBP1.2m (2004: GBP0.7m).


                       NOTES TO THE FINANCIAL STATEMENTS

1. Basis of preparation and accounting policies

The financial statements attached do not constitute the full financial statements within the meaning of Section 240 of the Companies Act 1985. They are extracted from the draft financial statements for the year ended 31 December 2005. Full accounts for The Rank Group Plc for the year ended 31 December 2004 have been delivered to the Registrar of Companies. The auditors' report on those accounts was unqualified and did not contain a statement under Section 237(2) or
Section 237(3) of the Companies Act 1985.

The Directors approved this announcement on 2 March 2006.

The Group adopted International Financial Reporting Standards (IFRS) on 1 January 2005. The principal accounting policies adopted under IFRS and applied in the preparation of the financial statements are available on the Group's website, www.rank.com except as noted below.

Reconciliations from UK GAAP to IFRS of the Group's net assets at 1 January 2004 and 31 December 2004, and of the Group's net loss for the year ended 31 December 2004, are also available on the Group's website.

For the year ended 31 December 2005, the Group is required to prepare its annual financial statements in accordance with accounting standards adopted for use in the European Union ("EU"). As such those financial statements will take account of the requirements and options in IFRS 1 "First-time adoption of International Financial Reporting Standards" as they relate to the 2004 comparatives included therein.

The accounting policies have been consistently applied to all periods presented, except those relating to the classification and measurement of financial instruments. As permitted by IFRS 1, the Group has not restated its 2004 comparatives to reflect IAS 32, "Financial Instruments: Disclosure and Presentation" and IAS 39, "Financial Instruments: Recognition and Measurement". The adoption of IAS 32 and 39 on 1 January 2005 increased shareholders' equity by GBP16.2m.

Treatment of sports betting and internet gaming revenue

Following clarification of IAS 39, betting and internet gaming transactions are now shown net within the revenue line of the income statement i.e. stakes less payouts, known as gross winnings. There is no impact on gross profit. For the purposes of meaningful comparison, 2004 has been restated. The impact is to decrease prior year revenue and cost of sales by GBP414.0m.

Exceptional items

The Group defines exceptional items as those items which by their size or nature distort the comparability of the Group's results from year to year.

Continuing Operations

During the year, the Group reported a GBP8.6m post tax exceptional gain as detailed below.

In light of the reduced opportunities presented by the 2005 Gambling Act, the Group reviewed the onerous lease provisions against vacant properties. As a result, the Group recognised an onerous lease charge of GBP12.1m within continuing operations.

The Group also incurred exceptional financing costs of GBP3.6m as a result of the closure of an outstanding issue with the tax authorities.

The Group recognised an exceptional tax credit of GBP24.3m including a prior year current tax adjustment of GBP19.6m credit, which has arisen as a result of the closure of an outstanding issue with the tax authorities.

Exceptional items relating to discontinued operations are discussed in Note 2.

2. Discontinued operations

The Deluxe Film and Deluxe Media Services businesses meet the IFRS criteria required to be classified as discontinued operations. As a result, revenue is excluded from the income statement and the results of the business, including any associated exceptional costs, are recorded in a single line on a post-tax basis. A breakdown of the results of discontinued operations is shown below. Deluxe Film was sold in January 2006 resulting in the crystallisation of the provision for loss on disposal.


Income Statement  Year to    Year to    Year to    Year to    Year to    Year to
                 31.12.05   31.12.05   31.12.05   31.12.04   31.12.04   31.12.04
                      DMS       Film      Total        DMS       Film      Total
                     GBPm       GBPm       GBPm       GBPm       GBPm       GBPm
Revenue             267.1      415.7      682.8      385.1      366.6      751.7
                  =======    =======    =======    =======    =======    =======

Operating (loss)   (16.4)      65.7       49.3        9.6       59.8       69.4
profit before
exceptionals
Exceptional costs (136.5)    (150.4)    (286.9)    (127.0)         -     (127.0)
                  -------    -------    -------    -------    -------    -------
Operating (loss)  (152.9)     (84.7)    (237.6)    (117.4)      59.8      (57.6)
profit
Income from
associates             -        0.8        0.8          -        0.5        0.5
Net financing
(charge) credit     (1.0)       1.0          -        0.1        2.4        2.5
                  -------    -------    -------    -------    -------    -------
(Loss) profit
before tax        (153.9)     (82.9)    (236.8)    (117.3)      62.7      (54.6)
Tax                 (3.3)     (14.0)     (17.3)      (0.8)     (18.9)     (19.7)
                  -------    -------    -------    -------    -------    -------
Net (loss) profit (157.2)     (96.9)    (254.1)    (118.1)      43.8      (74.3)
                  =======    =======    =======    =======    =======    =======

Exceptional Items

Deluxe Film

The Group has reported a pre-tax provision for loss on disposal of Deluxe Film of GBP150.4m, based on the fair value of expected sales proceeds less costs to sell.

Deluxe Media Services

The Group has reported a pre-tax GBP136.5m exceptional charge which includes the revision to the expected net realisable value of the business (GBP80.2m), European restructuring costs (GBP27.5m) and US bad debt costs and restructuring costs (GBP28.8m).

The adjustment to the held for sale carrying value of Deluxe Media Services recognises that the value expected to be received for the business is likely to be substantially lower than previously stated.

The exceptional items in the US mainly relate to bad debts (GBP21.1m), restructuring (GBP5.0m) related to the closure of VHS operations and other items (GBP2.7m). The most significant bad debt relates to a major customer who is in US Chapter 11 bankruptcy proceedings.

The exceptional items incurred in Europe relate to the restructuring of the European business including costs for the closure of CD and VHS manufacturing in the UK, Spain, Sweden, France, Germany and Italy.

Assets and liabilities relating to the discontinued operations are as follows.

                                As at         As at         As at         As at
                             31.12.05      31.12.05      31.12.05      31.12.04
                                  DMS          Film         Total           DMS
                                 GBPm          GBPm          GBPm          GBPm
Assets held for sale             69.4         442.7         512.1         174.0

Liabilities held for resale    (126.0)        (83.1)       (209.1)       (142.8)
                               =======       =======       =======       =======
Net (liabilities) assets        (56.6)        359.6         303.0          31.2
held for sale
                               =======       =======       =======       =======

Cash flows relating to the discontinued operations are as follows

                 Year to    Year to    Year to    Year to    Year to    Year to
                31.12.05   31.12.05   31.12.05   31.12.04   31.12.04   31.12.04
                     DMS       Film      Total        DMS       Film      Total
                    GBPm       GBPm       GBPm       GBPm       GBPm       GBPm

Cash flow from     (23.3)      35.1       11.8       (8.8)      81.3       72.5
operating activities

Cash flow from     (17.7)     (48.9)     (66.6)     (16.6)     (54.0)     (70.6)
investing activities

Cash flow from      (4.8)      (0.7)      (5.5)         -       (0.1)      (0.1)
financing activities
                  -------    -------    -------    -------    -------    -------
                   (45.8)     (14.5)     (60.3)     (25.4)      27.2        1.8
                  =======    =======    =======    =======    =======    =======



3. Tax

The tax charge, including amounts disclosed within discontinued operations, may be analysed as follows:

                                                             Year to    Year to
                                                            31.12.05   31.12.04
                                                                GBPm       GBPm
Rank subsidiaries - continuing operations
Adjusted profit                                                 21.3       22.3
Foreign exchange on inter-company loans                          8.1       (8.8)
                                                             --------   --------
Charge for continuing operations                                29.4       13.5

Discontinued operations                                         38.1       21.6
                                                             --------   --------
Total pre-exceptional tax charge                                67.5       35.1
                                                             ========   ========

Exceptional tax credit
- continuing operations                                        (24.3)     (10.3)
- discontinued operations                                      (20.8)      (1.9)
                                                             --------   --------
                                                               (45.1)     (12.2)
                                                             ========   ========

The exceptional tax credit of GBP45.1m includes a prior year current tax adjustment of GBP19.6m credit, which has arisen as a result of the closure of an outstanding issue with the tax authorities.

In addition, a GBP0.6m (2004: GBP0.5m) tax charge has been included within post tax results of associates and joint ventures.

4. Reconciliation of operating profit to cash flow
                                                             Year to    Year to
                                                            31.12.05   31.12.04
                                                                GBPm       GBPm
Operating profit (loss)

Continuing operations                                          115.4       94.6
Discontinued operations                                       (237.6)     (57.6)
Exceptional operating costs charged                            299.0      168.5
                                                              -------    -------

Total Group operating profit before exceptional items          176.8      205.5

Cash payments in respect of provisions and exceptional costs   (54.8)     (29.4)
Depreciation and amortisation                                   60.9       73.7
Contract advance payments (net of amortisation)                (27.2)      17.8
Increase in working capital                                     20.2      (11.4)

Other items                                                     (0.6)       7.1
                                                              -------    -------
Net cash inflow from operating activities                      175.3      263.3
                                                              -------    -------

5. Adjusted net profit attributable to equity shareholders

Adjusted net profit attributable to equity shareholders is derived as follows:

                                                            Year to     Year to
                                                           31.12.05    31.12.04
                                                               GBPm        GBPm

Net loss attributable to equity shareholders                 (209.7)      (15.0)

Discontinued operations net of tax                            254.1        74.3

Exceptional items before tax on continuing operations          15.7        41.5

Foreign currency loss (gain) on inter-company balances         16.0        (5.9)

Interest on convertible bond                                    3.0           -

Tax on adjusted items                                         (16.2)      (19.1)
                                                             -------     -------
Adjusted net profit attributable to equity shareholders        62.9        75.8
                                                             =======     =======

6. Earnings per share

                                                        Year to         Year to
                                                       31.12.05        31.12.04

Basic earnings (loss) per share
before exceptional items                                7.7   p        23.5   p
after exceptional items                               (33.6)  p        (2.5)  p

Basic earnings per share - continuing operations
before exceptional items                                5.7   p        15.0   p
after exceptional items                                 7.1   p         9.9   p

Basic earnings (loss) per share - discontinued operations
before exceptional items                                2.0   p         8.5   p
after exceptional items                               (40.7)  p       (12.4)  p

Diluted earnings (loss) per share
before exceptional items                                7.6   p        22.5   p
after exceptional items                               (33.5)  p        (1.7)  p

Diluted earnings per share - continuing operations
before exceptional items                                5.7   p        14.6   p
after exceptional items                                 7.1   p         9.8   p

Diluted earnings (loss) per share - discontinued operations
before exceptional items                                1.9   p         7.9   p
after exceptional items                               (40.6)  p       (11.5)  p

Basic adjusted earnings per share                      10.1   p        12.7   p


The weighted average number of shares used in the calculation of basic earnings
(loss) per share is 624.5m (2004: 598.7m). For diluted earnings (loss) per share the weighted average number of shares used in the calculation is 626.0m (2004:
645.7m).

Options are dilutive at the profit from continuing operations level and so, in accordance with IAS 33, have been treated as dilutive for the purpose of diluted earnings per share. The diluted loss per share is lower than basic loss per share because of the effect of losses on discontinued operations.

7. Exchange rates

The US$/GBP exchange rates for the relevant accounting periods are:

US$/GBP                                         Year to                Year to
                                               31.12.05                31.12.04

Average                                          1.81                    1.84
Period-end                                       1.72                    1.92

Movements in exchange rates had a minimal impact on the operating profit of the continuing group but did increase net debt by GBP48.4m during the year.

8. Borrowings to net debt reconciliation

Under IFRS, accrued interest is classified as borrowings. In addition, net debt, which is part of the assets and liabilities held for sale is disclosed separately. A reconciliation of net borrowings disclosed in the balance sheet to the Group's net debt position is provided below.

                                                        Year to         Year to
                                                       31.12.05        31.12.04
                                                           GBPm            GBPm

Borrowings, net of cash                                  (732.0)         (636.3)
Amounts disclosed within discontinued operations          (13.3)           (5.5)
Accrued interest                                            5.9               -
                                                   -------------   -------------
Net debt                                                 (739.4)         (641.8)
                                                   =============   =============

9. Statement of changes in shareholders' equity

                                                          Year to       Year to
                                                         31.12.05      31.12.04
                                                             GBPm          GBPm

Loss attributable to equity shareholders                   (209.7)        (15.0)

Dividends                                                   (92.4)        (84.5)

Credit in respect of employee share schemes                   3.6           2.5

Fair value adjustments to available for sale securities       6.8             -

Actuarial movement of defined benefit liability net
of tax                                                      (13.4)         21.0

Adjustment to purchase price on acquisition                     -         (18.8)
(goodwill)

New share capital subscribed                                  5.0          73.6

Adjustment to deferred tax on business combinations           4.3             -

Currency translation net of tax and hedging                  45.0         (21.2)
                                                     ------------- -------------
Net movement in shareholders' equity                       (250.8)        (42.4)
                                                     ------------- -------------

Opening shareholders' equity as previously stated           391.3

Adoption of Financial Instruments IAS 32/39                  16.2

Opening shareholders' equity as restated                    407.5         433.7
                                                     ------------- -------------
Closing shareholders' equity                                156.7         391.3
                                                     ============= =============





Exhibit No.3
                                                                3 March 2006



                               The Rank Group Plc


                            Appointment to the Board



The Rank Group Plc ("Rank") are today announcing the appointment of Bill Shannon to the Board as a non-executive director with effect from 3 April 2006. He will also join the Remuneration, Audit and Nominations Committees.


Bill Shannon, age 56, is currently Chairman of Aegon UK and Gaucho Grill restaurant group and he is also a non-executive director of Barratt Developments plc and Matalan plc. He had a long and successful career at Whitbread plc, culminating in his appointment as Divisional Managing Director of Whitbread Restaurants from 2000 to 2004.


Alun Cathcart, Chairman of Rank, said "My colleagues and I are delighted to welcome Bill Shannon as a member of the Rank Board. His extensive business experience will provide a valuable contribution to the Group".


Rank confirms that there is no information to be disclosed under the requirements of Listing Rule 9.6.13 in relation to this appointment.



                                    - ends -






Enquiries:


The Rank Group Plc                                   020 7706 1111
Pamela Coles, Company Secretary


Press enquiries:
The Maitland Consultancy                              020 7379 5151
Suzanne Bartch





Exhibit No.4

The Rank Group Plc (the "Company")

REPURCHASE OF OWN SHARES

The Rank Group Plc announces that it today purchased 689,719 Ordinary shares of 10p in the Company for cancellation at an average price of 239.1565p per share.





Exhibit No.5

NOTIFICATION OF TRANSACTIONS OF DIRECTORS,
PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS


This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1) An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2) An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3) An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4) An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16,
        23 and 24.


Please complete all relevant boxes in block capital letters.


1.  Name of the issuer

THE RANK GROUP PLC


2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or

    (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

    (iii) both (i) and (ii)

NOTIFICATION RELATES TO (iii)


3.  Name of person discharging managerial responsibilities/director

IAN BURKE

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

N/A


5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

NOTIFICATION IN RESPECT OF PERSON REFERRED TO IN 3 ABOVE


6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES OF 10P EACH


7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

IAN BURKE


8.  State the nature of the transaction

PURCHASE OF ORDINARY SHARES OF 10P EACH

9. Number of shares, debentures or financial instruments relating to shares acquired

10,000 ORDINARY SHARES


10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A


11. Number of shares, debentures or financial instruments relating to shares disposed

NONE


12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A


13. Price per share or value of transaction

244.50P PER SHARE


14. Date and place of transaction

6 MARCH 2006, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

10,000 ORDINARY SHARES


16. Date issuer informed of transaction

6 MARCH 2006


If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes




17. Date of grant




18. Period during which or date on which it can be exercised




19. Total amount paid (if any) for grant of the option




20. Description of shares or debentures involved (class and number)




21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise




22. Total number of shares or debentures over which options held following notification




23. Any additional information




24. Name of contact and telephone number for queries





Name and signature of duly authorised officer of issuer responsible for making notification

CLARE DUFFILL


Date of notification  6 MARCH 2006



Exhibit No.6

The Rank Group Plc (the "Company")

REPURCHASE OF OWN SHARES

The Rank Group Plc announces that it today purchased 1,573,585 Ordinary shares of 10p in the Company for cancellation at an average price of 242.9967p per share.

ENDS






Exhibit No.7

07 March 2006



                               The Rank Group Plc

                              Director Declaration



The following information is given, subsequent to John Warren's appointment as a non-executive director of The Rank Group Plc on 1 January 2006.

In accordance with paragraph 9.6.13(1) of the Listing Rules, John Warren has advised that with effect from 7 March 2006 he will be appointed to the board of Spectris plc as a non-executive Director. Mr Warren is also a non-executive director of Arla Foods UK Plc and Bovis Homes Group Plc.

There is no further information which would require disclosure under paragraph
9.6.13 (2-6) of the Listing Rules.

                                    - Ends -

Enquiries:

The Rank Group Plc              020 7706 1111

Pamela Coles, Company Secretary






Exhibit No.8

The Rank Group Plc (the "Company")

REPURCHASE OF OWN SHARES

The Rank Group Plc announces that it today purchased 831,246 Ordinary shares of 10p in the Company for cancellation at an average price of 241.29p per share.




Exhibit No.9


9 March 2006

The Rank Group Plc (the "Company")

REPURCHASE OF OWN SHARES

The Rank Group Plc announces that it today purchased 2,100,000 Ordinary shares of 10p in the Company for cancellation at an average price of 238.7642p per share.





Exhibit No.10


10 March 2006
                               THE RANK GROUP Plc

                               DIRECTORS' DEALING


Executive Share Option Scheme

The Rank Group Plc ("the Company") announces that on 10 March 2006 it granted options over its Ordinary shares, pursuant to the Company's 2002 Executive Share Option Scheme approved by shareholders at the annual general meeting on 25 April 2002, to the following directors:

Director          No. of Ordinary shares over which options were granted

Ian Burke         429,328
David Boden       101,119
Peter Gill        101,119

The company also granted options to the following senior executives who are classified as persons discharging managing responsibility under DR 3.1.4R(1)(a):

Executive         No. of Ordinary shares over which options were granted

Pamela Coles      52,004
Hamish Dodds      74,080
Christine Ray     56,393
Andy Worthington  43,915

The options, which have an exercise price of 237.58 pence per share, are subject to the achievement of performance conditions, as specified in the rules of the Scheme.


Long Term Incentive Plan

The Company also announces that on 10 March 2006 it granted a restricted award over its Ordinary shares, pursuant to the Company's 2005 Long Term Incentive Plan approved by shareholders at the annual general meeting on 27 April 2005, to the following directors:

Director          No. of Ordinary shares

Ian Burke         216,101
David Boden       154,237
Peter Gill         92,542

Awards were also granted to the following senior executives who are classified as persons discharging managing responsibility under DR 3.1.4R(1)(a):

Executive          No. of Ordinary shares

Pamela Coles        47,593
Hamish Dodds        67,796
Christine Ray       51,610
Andy Worthington    44,209

Under the Plan, participants are not required to make any payment for the shares, which will be released subject to the achievement of performance conditions, including a total shareholder return target, over a three year period.

                                     -ends-

Enquiries:

The Rank Group Plc
Pamela Coles - Company Secretary
020 7706 1111




Exhibit No.11



10 March 2006

The Rank Group Plc (the "Company")

REPURCHASE OF OWN SHARES

The Rank Group Plc announces that it today purchased 675,000 Ordinary shares of 10p in the Company for cancellation at an average price of 231.13p per share.






                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

                                                THE RANK GROUP PLC


Date:  13 March 2006
                                                By:____P M Coles_____

                                                Name:  P M Coles

                                                Title: Company Secretary